NINTH AMENDMENT TO PROMISSORY NOTES

This NINTH AMENDMENT TO PROMISSORY NOTES, dated as of December 31, 2010 (this "**Amendment**"), is made by and among GROEN BROTHERS AVIATION, INC., a Utah corporation (the "**Company**") and EPSILON GLOBAL MASTER FUND LP, a Cayman Islands exempted limited partnership ("**Lender**").

WHEREAS, Lender holds certain Promissory Notes of the Company (as amended, modified, supplemented or restated from time to time, the "**Notes**") as set forth on Schedule A attached hereto, issued on the dates stated therein issued pursuant to that certain Note Purchase Agreement, dated as of October 9, 2008, among the Company, the Lender, and Westford Special Situations Master Fund, L.P. (as amended, modified, supplemented or restated from time to time, the "**Note Purchase Agreement**"); and

WHEREAS, Lender and the Company each desires to extend the maturity date of each of the Notes.

NOW, THEREFORE, in consideration of the premises and covenants set forth herein, the parties hereto agree as follows:

1. Definitions. Each capitalized term used and not defined herein has the meaning assigned thereto in the applicable Note.

2. Amendment. Effective as of the date hereof, the Maturity Date of each of the Notes (copies of which are attached hereto as Exhibit A) is hereby extended to April 11, 2011.

3. General. The foregoing Amendment is limited as provided herein and does not extend to any other provisions of any Note not specified herein or to any other matter. Each Note as amended hereby is ratified and confirmed and shall continue in full force and effect. This Amendment may be executed in any number of counterparts with the same effect as if the signatures hereto and thereto were upon the same instrument. This Amendment shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Lender and its successors and assigns.

4. Governing Law and Dispute Resolution. This Amendment shall be deemed a contract made under the internal laws of the State of New York and all disputes, claims or controversies arising out of this Amendment, or the negotiation, validity or performance hereof or the transactions contemplated herein, shall be construed under and governed by the laws of such state, without giving effect to its conflicts of laws principles.

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IN WITNESS WHEREOF, the undersigned have duly executed this Amendment effective as of the date first set forth above.

COMPANY:

GROEN BROTHERS AVIATION, INC.

By: _____

    Name: David Groen

    Title: President & CEO

Address:

2640 West California Avenue, Suite A
Salt Lake City, Utah 84104
ATT: David Groen
Fax: (801) 973-4027

LENDER:

EPSILON GLOBAL MASTER FUND LP

By: Epsilon Global Asset Management Ltd.
Its: General Partner

By: _____
     Name: Steve G. Stevanovich
    Title: Director

Address:
Grand Rue 3, 6th Floor
Montreux, CH-1820, Switzerland
Facsimile: +41 21 966 79 22

SCHEDULE A

PROMISSORY NOTES

NOTES:

Holder	Principal Amount	Date of Issue
Epsilon Global Master Fund LP	$50,000.00	October 9, 2008

EXHIBIT A

PROMISSORY NOTES